Penn West Petroleum Ltd.

Consolidated Balance Sheets (Restated)

(CAD millions, unaudited)	Note	March 31, 2014 (restated – note 2)	December 31, 2013 (restated – note 2)
Assets
Current
Accounts receivable		$300	$265
Other		44	57
Deferred funding assets	4	128	139
Risk management	9	—	2

		472	463

Non-current
Deferred funding assets	4	181	184
Exploration and evaluation assets	5	669	645
Property, plant and equipment	6	8,779	9,075
Goodwill		1,887	1,912
Risk management	9	70	50

		11,586	11,866

Total assets		$12,058	$12,329

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$577	$598
Dividends payable		69	68
Current portion of long-term debt	7	66	64
Risk management	9	60	24

		772	754
Non-current
Long-term debt	7	2,287	2,394
Decommissioning liability	8	548	603
Risk management	9	8	16
Deferred tax liability		1,066	1,040
Other non-current liabilities		5	9

		4,686	4,816

Shareholders’ equity
Shareholders’ capital	10	8,927	8,913
Other reserves		83	80
Deficit		(1,638)	(1,480)

		7,372	7,513

Total liabilities and shareholders’ equity		$12,058	$12,329

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 7, 10 and 12)

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 1

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss) (Restated)

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2014 (restated – note 2)	2013 (restated – note 2)
Oil and natural gas sales		$688	$696
Royalties		(102)	(94)

		586	602
Risk management gain (loss)
Realized		(20)	8
Unrealized	9	(38)	(73)

		528	537

Expenses
Operating		204	272
Transportation		6	8
General and administrative		36	43
Restructuring		4	—
Share-based compensation	11	9	8
Depletion and depreciation	6	187	272
Loss on dispositions		48	—
Unrealized risk management gain	9	(28)	(5)
Unrealized foreign exchange loss		75	29
Financing	7	41	45
Accretion	8	9	11

		591	683

Loss before taxes		(63)	(146)

Deferred tax expense (recovery)		26	(31)

Net and comprehensive loss		$(89)	$(115)

Net loss per share
Basic		$(0.18)	$(0.24)
Diluted		$(0.18)	$(0.24)
Weighted average shares outstanding (millions)
Basic	10	490.4	481.7
Diluted	10	490.4	481.7

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows (Restated)

	Three months ended March 31
(CAD millions, unaudited)	Note	2014 (restated – note 2)	2013 (restated – note 2)
Operating activities
Net loss		$(89)	$(115)
Depletion and depreciation	6	187	272
Loss on dispositions		48	—
Accretion	8	9	11
Deferred tax expense (recovery)		26	(31)
Share-based compensation	11	3	3
Unrealized risk management loss	9	10	68
Unrealized foreign exchange loss		75	29
Decommissioning expenditures	8	(13)	(18)
Change in non-cash working capital		(34)	7

		222	226

Investing activities
Capital expenditures		(195)	(385)
Property dispositions (acquisitions), net		213	9
Change in non-cash working capital		(6)	6

		12	(370)

Financing activities
Increase (decrease) in bank loan		(180)	243
Issue of equity		—	2
Dividends paid		(54)	(101)

		(234)	144

Change in cash		—	—
Cash, beginning of period		—	—

Cash, end of period		$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity (Restated)

(CAD millions, unaudited) (restated – note 2)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive loss		—	—	(89)	(89)
Share-based compensation	11	—	3	—	3
Issued to dividend reinvestment plan	10	14	—	—	14
Dividends declared	10	—	—	(69)	(69)

Balance at March 31, 2014		$8,927	$83	$(1,638)	$7,372

(CAD millions, unaudited) (restated – note 2)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2013		$8,774	$97	$(277)	$8,594
Net and comprehensive loss		—	—	(115)	(115)
Share-based compensation	11	—	3	—	3
Issued on exercise of options and share rights	10	8	(6)	—	2
Issued to dividend reinvestment plan	10	28	—	—	28
Dividends declared	10	—	—	(130)	(130)

Balance at March 31, 2013		$8,810	$94	$(522)	$8,382

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 4

Notes to the Consolidated Financial Statements (Restated)

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

2. Restatement of Previously Issued Consolidated Financial Statements

Penn West has restated its consolidated balance sheets as of March 31, 2014 and December 31, 2013, and its consolidated statements of income (loss), consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the three month periods ended March 31, 2014 and 2013.

During the second quarter of 2014, information drawing into question the appropriateness of certain of the Company’s accounting practices came to the attention of senior management of the Company. This information led to senior management making a recommendation to the Board of Directors (the “Board”) of the Company that the Audit Committee of the Board (the “Audit Committee”) conduct an independent review of these practices. At the direction of the Audit Committee, an internal review (the “Review”) was undertaken. The Audit Committee, comprised solely of independent directors, retained independent Canadian and U.S. legal counsel, and an independent forensic accounting firm, to assist the Audit Committee in conducting the Review. The Review identified accounting practices that, among other things, had the effect of reducing the Company’s previously reported operating expenses and increasing the Company’s previously reported royalty expense and capital expenditures in 2014, 2013, 2012 and prior periods, which practices were not supportable and required adjustment.

The Review determined that the following matters required adjustment:

•	certain expenses reclassified as property, plant and equipment from operating expenses without adequate support;

•	certain expenses reclassified as royalties from operating expenses without adequate support;

•	certain accrual provisions related to capital expenditures recorded on the balance sheets which were no longer required;

•	certain property, plant and equipment incorrectly classified as operating expenses and certain operating expenses incorrectly classified as property, plant and equipment; and

•	delays in recording certain oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 5

The restatement adjustments related to the following items and are described in the paragraphs following the tables below:

•	Property, plant and equipment;

•	Operating expenses;

•	Royalties;

•	Accounts payable and accrued liabilities;

•	Shareholders’ capital;

•	Depletion, depreciation and impairment;

•	Gain (losses) on dispositions; and

•	Deferred income taxes.

The following tables present the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements as of March 31, 2014 and December 31, 2013, and for the three month periods ended March 31, 2014 and 2013. The
“As Restated” columns reflect final adjusted balances after the restatement.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 6

Effect on Consolidated Balance Sheets

Consolidated Balance sheets

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	March 31, 2014			December 31, 2013
Assets
Current
Accounts receivable	$298	$2	$300	$263	$2	$265
Other	44	—	44	57	—	57
Deferred funding assets	128	—	128	139	—	139
Risk management	—	—	—	2	—	2

	470	2	472	461	2	463

Non-current
Deferred funding assets	181	—	181	184	—	184
Exploration and evaluation assets	669	—	669	645	—	645
Property, plant and equipment	9,087	(308)	8,779	9,392	(317)	9,075
Goodwill	1,887	—	1,887	1,912	—	1,912
Risk management	70	—	70	50	—	50

	11,894	(308)	11,586	12,183	(317)	11,866

Total assets	$12,364	$(306)	$12,058	$12,644	$(315)	$12,329

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$633	$(56)	$577	$654	$(56)	$598
Dividends payable	69	—	69	68	—	68
Current portion of long-term debt	66	—	66	64	—	64
Risk management	60	—	60	24	—	24

	828	(56)	772	810	(56)	754
Non-current
Long-term debt	2,287	—	2,287	2,394	—	2,394
Decommissioning liability	548	—	548	603	—	603
Risk management	8	—	8	16	—	16
Deferred tax liability	1,126	(60)	1,066	1,102	(62)	1,040
Other non-current liabilities	5	—	5	9	—	9

	4,802	(116)	4,686	4,934	(118)	4,816

Shareholders’ equity
Shareholders’ capital	9,138	(211)	8,927	9,124	(211)	8,913
Other reserves	83	—	83	80	—	80
Deficit	(1,659)	21	(1,638)	(1,494)	14	(1,480)

	7,562	(190)	7,372	7,710	(197)	7,513

Total liabilities and shareholders’ equity	$12,364	$(306)	$12,058	$12,644	$(315)	$12,329

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 7

Effect on Consolidated Statement of Income (Loss)

Consolidated Statement of Income (Loss)

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	March 31, 2014			March 31, 2013
Oil and natural gas sales	$688	$—	$688	$696	$—	$696
Royalties	(120)	18	(102)	(119)	25	(94)

	568	18	586	577	25	602

Risk management gain (loss)
Realized	(20)	—	(20)	8	—	8
Unrealized	(38)	—	(38)	(73)	—	(73)

	510	18	528	512	25	537

Expenses
Operating	176	28	204	217	55	272
Transportation	6	—	6	8	—	8
General and administrative	36	—	36	43	—	43
Restructuring	4	—	4	—	—	—
Share-based compensation	9	—	9	8	—	8
Depletion, depreciation and impairment	195	(8)	187	279	(7)	272
Loss on dispositions	59	(11)	48	—		—
Unrealized risk management loss (gain)	(28)	—	(28)	(5)	—	(5)
Unrealized foreign exchange loss (gain)	75	—	75	29	—	29
Financing	41	—	41	45	—	45
Accretion	9	—	9	11	—	11

	582	9	591	635	48	683

Income (loss) before taxes	(72)	9	(63)	(123)	(23)	(146)

Deferred tax expense (recovery)	24	2	26	(26)	(5)	(31)

Net and comprehensive income (loss)	$(96)	$7	$(89)	$(97)	$(18)	$(115)

Net income (loss) per share
Basic	$(0.20)	$0.02	$(0.18)	$(0.20)	$(0.04)	$(0.24)
Diluted	$(0.20)	$0.02	$(0.18)	$(0.20)	$(0.04)	$(0.24)
Weighted average shares outstanding (millions)
Basic	490.4		490.4	481.7	—	481.7
Diluted	490.4		490.4	481.7	—	481.7

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 8

Effect on Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flow

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended March 31, 2014			Three months ended March 31, 2013
Operating activities
Net income (loss)	$(96)	$7	$(89)	$(97)	$(18)	$(115)
Depletion and depreciation	195	(8)	187	279	(7)	272
Loss on dispositions	59	(11)	48	—	—	—
Accretion	9	—	9	11	—	11
Deferred tax expense (recovery)	24	2	26	(26)	(5)	(31)
Share-based compensation	3	—	3	3	—	3
Unrealized risk management loss	10	—	10	68	—	68
Unrealized foreign exchange loss	75	—	75	29	—	29
Decommissioning expenditures	(13)	—	(13)	(18)	—	(18)
Change in non-cash working capital	(34)	—	(34)	7	—	7

	232	(10)	222	256	(30)	226

Investing activities
Capital expenditures	(205)	10	(195)	(427)	42	(385)
Property dispositions (acquisitions), net	213	—	213	9	—	9
Change in non-cash working capital	(6)	—	(6)	18	(12)	6

	2	10	12	(400)	30	(370)

Financing activities
Increase (decrease) in long-term debt	(180)	—	(180)	243	—	243
Issue of equity	—	—	—	2	—	2
Dividends paid	(54)	—	(54)	(101)	—	(101)

	(234)	—	(234)	144	—	144

Change in cash	—	—	—	—	—	—
Cash, beginning of period	—	—	—	—	—	—
Cash, end of period	$—	$—	$—	$—	$—	$—

Effect on Retained Earnings (Deficit)

Retained earnings (deficit)

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	March 31, 2014			March 31, 2013
Retained Earnings (Deficit)
Balance, beginning of period	$(1,494)	$14	$(1,480)	$(208)	$(69)	$(277)
Net and comprehensive income (loss)	(96)	7	(89)	(97)	(18)	(115)
Dividends Declared	(69)	—	(69)	(130)	—	(130)

Balance, end of period	$(1,659)	$21	$(1,638)	$(435)	$(87)	$(522)

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 9

Following is a description of the matters corrected in the restatement adjustments.

Inadequately Supported Reclassification of Operating Expenses and Property, Plant and Equipment

The Review identified that certain operating expenses were reclassified as property, plant and equipment without adequate support and were determined to be incorrectly recorded as property, plant and equipment. These amounts have now been restated and recorded in operating costs. These adjustments resulted in $11 million in the first quarter of 2014 and $35 million in the first quarter of 2013 corrected from property, plant and equipment to operating costs.

Throughout all periods under review, the reclassification of expenditures from operating expenses to property, plant and equipment occurred at the corporate level. Other aspects of the reclassification process changed over time. For certain periods, attempts were made to analyze supporting documentation to determine which items were properly reclassified as property, plant and equipment. For other periods, and more recently, it appears that little if any analysis was performed to determine which items ought to be capitalized. In some cases, there appeared to be no contemporaneous support for the decision to reclassify operating expenses as property, plant and equipment. The increased capitalization of operating expenses decreased reported operating expenses while correspondingly increasing the reported capital assets of the Company.

Further analysis within property, plant and equipment and operating costs was undertaken to determine if supported amounts had been appropriately classified within these two categories. The review determined that $2 million in the first quarter of 2014 and $7 million in the first quarter of 2013 were incorrectly classified as operating costs. These amounts were adjusted and correctly reclassified as property, plant and equipment. In addition, it was determined that nil in the first quarter of 2014 and $1 million in the first quarter of 2013 were incorrectly classified as property, plant and equipment. These amounts were adjusted and correctly reclassified as operating costs.

As a result of these adjustments, depletion and depreciation expense, impairment charges, gains (losses) on dispositions and deferred income tax expense (recovery) have also been restated in the first quarter of 2014 and 2013.

Reclassification of Operating Expenses to Royalties

The Review identified a practice of incorrectly reclassifying a portion of operating expenses as royalties in the consolidated statement of income (loss). This practice reflected the fact that the Company incurs certain expenses producing royalty holders’ share of production, and the view developed that expenses so incurred are not properly Penn West’s operating expenses, but rather, are more appropriately attributed to the royalty holders’ share of the expenses (and thus booked as royalties). The Review determined that this practice was not appropriate and that the Company had incorrectly classified operating expenses as royalties. The reclassification reduced reported operating expenses. The practice did not impact the amount of royalties paid to third parties. These adjustments resulted in $19 million in the first quarter of 2014 and $25 million in the first quarter of 2013 reclassified from royalties to operating expenses.

As both royalties and operating expenses are included in the consolidated statements of income (loss), there is no effect on net income for the first quarter of 2014 or the first quarter of 2013 or on retained earnings in prior periods.

Capital Expenditure Over Accruals

The Review identified that in recent years, the Company accrued its capital expenditures in excess of the amounts expended in the relevant year. Unused accruals should have been reversed to zero at year end. In recent years, unused accruals were not reversed, but were carried over the year end. The Review identified an accrual related to capital expenditures at December 31, 2012 of $36 million that was not reversed at March 31, 2013 ($12 million) and at June 30, 2013 ($24 million), despite information available that the provision was no longer required. These amounts have been corrected in these financial statements.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 10

Shareholders’ Equity

Upon commencement of operations as a corporation on January 1, 2011 on its conversion from a trust to a corporation, Penn West’s recorded deficit as at December 31, 2010 was eliminated against share capital on January 1, 2011. The difference in the elimination as a result of the above adjustments was a $211 million increase to deficit.

Notes 6 and 10 have been restated to reflect amendments arising as a result of the restatement adjustments described above.

3. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s restated annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the restated annual consolidated financial statements as at and for the year ended December 31, 2013.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements (Restated – Note 2) were approved for issuance by the Board of Directors on September 17, 2014. The previously issued interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on April 30, 2014. The restated interim consolidated financial statements have been updated for the effects of events up to September 17, 2014.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

c) Changes in accounting policies

During the first quarter of 2014, Penn West adopted the following standards all of which were applied retrospectively.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to Penn West on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to Penn West on adoption of this standard.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 11

4. Deferred funding assets

Deferred funding amounts are the amounts recoverable from partners of certain Penn West costs incurred under its joint ventures. In the Peace River Oil Partnership, Penn West recovers a portion of its share of certain capital and operating costs and in the Cordova Joint Venture, a portion of its share of certain capital expenditures. Amounts expected to be settled within the next 12 months are classified as current assets.

	March 31, 2014	December 31, 2013
Peace River Oil Partnership	$223	$235
Cordova Joint Venture	86	88

Total	$309	$323

Current portion	$128	$139
Long-term portion	181	184

Total	$309	$323

5. Exploration and evaluation (“E&E”) assets

	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$645	$609
Capital expenditures	19	18
Joint venture, carried capital	5	62
Expense	—	(44)

Balance, end of period	$669	$645

6. Property, plant and equipment (Restated)

Cost (restated)	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$17,974	$18,646
Capital expenditures	177	670
Joint venture, carried capital	2	22
Acquisitions	9	18
Dispositions	(688)	(1,373)
Decommissioning additions (dispositions), net	(51)	(9)

Balance, end of period	$17,423	$17,974

Accumulated depletion and depreciation (restated)	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$8,899	$8,052
Depletion and depreciation	187	1,023
Impairments	—	670
Dispositions	(442)	(846)

Balance, end of period	$8,644	$8,899

Net book value (restated)	March 31, 2014	December 31, 2013
Total	$8,779	$9,075

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 12

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		March 31, 2014	December 31, 2013
2007 Notes	US$475	2015 – 2022	5.80%		$525	$505
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		560	541
UK Notes	£57	2018	6.95	% (1)	105	100
2009 Notes	US$149, £20, €10, CAD$5 (2)	2014 – 2019	8.85	% (3)	222	213
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		326	316
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		248	240
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		146	142

Total senior unsecured notes					2,132	2,057
Credit facility advances					221	401

Total long-term debt					$2,353	$2,458

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The split between current and non-current long-term debt is as follows:

	March 31, 2014	December 31, 2013
Current portion	$66	$64
Long-term portion	2,287	2,394

Total	$2,353	$2,458

There have been no senior unsecured notes issued in 2014 or 2013. The change in the carrying values is due to conversion to Canadian dollar equivalents at the balance sheet date. Penn West has $641 million of the repayment terms of the senior unsecured notes hedged at an average of US$1.00 equals CAD$1.00 for which the offsetting gain or loss is recorded as unrealized risk management on foreign exchange contracts.

Additional Information on Penn West’s senior unsecured notes was as follows:

	March 31, 2014	December 31, 2013
Weighted average remaining life (years)	4.3	4.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

At March 31, 2014, the Company had a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The bank facility was to expire on June 30, 2016 and was extendible. The bank facility contained provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that varied depending on certain consolidated financial ratios. At March 31, 2014, the Company had approximately $2.8 billion of unused credit capacity available under the bank facility.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 13

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility from an aggregate borrowing level of $3.0 billion to $1.7 billion. The new bank facility consists of two tranches: tranche one has a borrowing limit of $1.2 billion and is a five-year facility with a maturity date of May 6, 2019 and is extendible and tranche two has a $500 million borrowing limit with a maturity date of June 30, 2016. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

As a result of the decision to restate certain of its historical financial statements and the delay in filing of its second quarter 2014 financial statements, the Company was in default of certain terms and conditions of its bank facility and its senior unsecured notes. Such defaults did not relate to any of the financial covenants under the bank facility or the senior unsecured notes. The Company subsequently received waivers in respect of these defaults from the lenders under the bank facility and the holders of the senior unsecured notes in August 2014. Subject to certain conditions, the waivers had the effect of extending the cure period for such defaults and allowing for the defaults to be cured by delivery of the restated historical and second quarter 2014 financial statements. With the curing of the defaults by delivery of such financial statements, the bank facility and notes remain in place.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at March 31, 2014, 10 percent (2013 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at March 31, 2014, the Company was in compliance with all of its financial covenants.

Letters of credit totalling $7 million were outstanding on March 31, 2014 (2013 – $7 million) that reduce the amount otherwise available to be drawn on the bank facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first three months of 2014, an expense of $1 million (2013 – $2 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps. Penn West’s outstanding interest rate swaps expired in January 2014.

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2013 – 2.0 percent) to estimated future decommissioning costs and discounting the inflated amounts using a credit-adjusted rate of 6.5 percent (December 31, 2013 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$603	$635
Net liabilities incurred (disposed) (1)	(60)	(90)
Increase in liability due to change in estimate	9	81
Liabilities settled	(13)	(66)
Accretion charges	9	43

Balance, end of period	$548	$603

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 14

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior unsecured notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At March 31, 2014, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.3 billion (December 31, 2013 – $2.2 billion) compared to the carrying value of $2.1 billion (December 31, 2013 –
$2.1 billion).

As at March 31, 2014 and December 31, 2013, the only asset or liability measured at fair value on a recurring basis was risk management which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The fair values of all outstanding commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income through risk management.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$12	$58
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(38)	(94)
Electricity swaps	1	—
Interest rate swaps	1	9
Foreign exchange forwards	18	27
Cross currency swaps	8	12

Total fair value, end of period	$2	$12

Based on March 31, 2014 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $1 million.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 15

Penn West had the following financial instruments outstanding as at March 31, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	10,000 bbls/d	Apr/14 – Jun/14	US$93.20 to $101.00/bbl	$(2)
WTI Swaps	20,000 bbls/d	Apr/14 – Jun/14	US$93.74/bbl	(17)

Natural gas
AECO Forwards	90,000 mcf/d	Apr/14 – Dec/14	$3.90/mcf	(24)
AECO Collars	50,000 mcf/d	Apr/14 – Dec/14	$3.41 to $4.17/mcf	(10)
AECO Collars	70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	(2)

Electricity swaps
Alberta Power Pool	70 MW	Apr/14 – Dec/14	$58.50/MWh	(3)
Alberta Power Pool	10 MW	Apr/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	70

Foreign exchange forwards on revenues
	US$252	Apr/14 – Jun/14	1.0775 - 1.1050 CAD/USD	(2)

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(6)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$2

Penn West had an insignificant realized gain (2013 – $1 million) on electricity contracts which has been included in operating costs for the first quarter of 2014.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 16

10. Shareholders’ equity (restated)

i) Issued

Shareholders’ capital	Common Shares	Amount (restated)
Balance, January 1, 2013	479,258,670	$8,774
Issued on exercise of equity compensation plans (1)	1,239,181	44
Issued to dividend reinvestment plan	9,275,996	95
Cancellations (2)	(696,563)	—

Balance, December 31, 2013	489,077,284	8,913
Issued to dividend reinvestment plan	1,611,664	14

Balance, March 31, 2014	490,688,948	$8,927

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount for 2013 were 102,793 shares issued from Treasury as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement Sunset clauses.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2014	2013
Basic and Diluted	490.4	481.7

For the first quarter of 2014, 22.0 million shares (2013 – 29.8 million) that would be issued under the Stock Option Plan (“Option plan”) and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan (“DRIP”), Penn West paid its fourth quarter 2013 dividend of $0.14 per share totalling $68 million on January 15, 2014, its first quarter 2014 dividend of $0.14 per share totalling $69 million on April 15, 2014, and its second quarter 2014 dividend of $0.14 per share totaling $69 million on July 15, 2014.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 17

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2014		Year ended December 31, 2013
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,951,830	$17.63	15,737,400	$22.54
Granted	7,403,400	9.35	8,937,200	10.32
Exercised	—	—	(1,000,000)	10.24
Forfeited	(823,326)	16.19	(8,722,770)	19.85

Outstanding, end of period	21,531,904	$14.84	14,951,830	$17.63

Exercisable, end of period	6,937,732	$20.04	3,419,818	$23.46

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Three months ended March 31, 2014		Year ended December 31, 2013
Restricted options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$23.84	10,535,361	$23.84
Forfeited	(2,574,938)	23.84	(7,479,947)	23.84

Outstanding, end of period	480,476	$23.84	3,055,414	$23.84

Exercisable, end of period	480,476	$23.84	3,055,414	$23.84

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 18

	Three months ended March 31, 2014		Year ended December 31, 2013
Restricted rights	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$16.91	10,535,361	$13.32
Exercised (1)	—	—	(4,528,893)	6.65
Forfeited	(2,574,938)	16.72	(2,951,054)	16.45

Outstanding, end of period	480,476	$17.10	3,055,414	$16.91

Exercisable, end of period	480,476	$17.10	3,055,414	$16.91

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights are fully vested and expire in 2014. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At March 31, 2014, the value of the restricted rights was nil (2013 – nil).

	Three months ended March 31, 2014		Year ended December 31, 2013
Share rights	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	40,310	$15.94	291,638	$11.99
Exercised (1)	—	—	(136,388)	6.23
Forfeited	(17,310)	15.51	(114,940)	15.03

Outstanding, end of period	23,000	$16.02	40,310	$15.94

Exercisable, end of period	23,000	$16.02	40,310	$15.94

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Share Rights are fully vested and expire in 2014. The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There has been no issuance of restricted options, restricted rights or share rights subsequent to January 1, 2011, and there will be no issuance under these plans in the future.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 19

LTRIP awards (number of shares equivalent)	Three months ended March 31, 2014	Year ended December 31, 2013
Outstanding, beginning of period	2,813,769	1,951,655
Granted	2,482,550	3,102,225
Vested and paid	(1,015,686)	(780,228)
Forfeited	(124,353)	(1,459,883)

Outstanding, end of period	4,156,280	2,813,769

At March 31, 2014, LTRIP obligations of $7 million were classified as a current liability (December 31, 2013 – $10 million) included in accounts payable and accrued liabilities and $3 million were classified as a non-current liability (December 31, 2013 – $7 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At March 31, 2014, 120,312 DSUs (December 31, 2013 – 104,663) were outstanding and $1 million was recorded as a current liability (December 31, 2013 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Three months ended March 31, 2014	Year ended December 31, 2013
Outstanding, beginning of period	969,723	—
Granted	549,000	1,544,429
Vested	(429,854)	(494,140)
Forfeited	(41,334)	(80,566)

Outstanding, end of period	1,047,535	969,723

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At March 31, 2014, $2 million (December 31 2013 – $1 million) was classified as a current liability included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2013 – $2 million) included in other non-current liabilities.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 20

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSUs and PSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2014	2013
Options	$3	$3
LTRIP	4	4
PSU	2	1

Share-based compensation	$9	$8

The share-based compensation related to the CSRIP plans and the DSU was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at March 31, 2014 was $9.24 (2013 – $10.92).

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2014 under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2014	2013
Average fair value of options granted (per share)	$1.26	$0.96
Expected life of options (years)	4.0	4.0
Expected volatility (average)	31.3%	33.6%
Risk-free rate of return (average)	1.4%	1.3%
Dividend yield	6.1%	9.9%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. Recently, Penn West has been made aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price arising out of the restatement. Amounts claimed in these proceedings are significant but at this stage in the process, any estimate of Penn West potential exposure or liability, if any, is premature and cannot be determined. Penn West fully intends to vigorously defend against any such actions.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (RESTATED) 21